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jcummins@sidley.com (212) 839-5374	FOUNDED 1866

January 15, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jay Ingram
Alfred Pavot
Tracey Smith
Asia Timmons-Pierce

Re:	The New Home Company LLC
Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-189366)

Ladies and Gentlemen:

The New Home Company LLC (to be converted into a Delaware corporation prior to the completion of the offering to which the Registration Statement referred to below relates) (the “Company”) has today electronically transmitted, pursuant to Regulation S-T, Amendment No. 8 (“Amendment No. 8”) to the Registration Statement on Form S-1 (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”). On behalf of the Company, we hereby respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated January 14, 2014 from Mr. Jay Ingram, Legal Branch Chief. For your convenience, the Staff’s Comments are included in this letter and are followed by the applicable responses. We will also provide courtesy copies of Amendment No. 8 to the Registration Statement, as filed and marked to indicate the changes made from the filing of Amendment No. 7 to the Registration Statement with the Commission on January 8, 2014.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 62

Liquidity and Capital Resources, page 85

Securities and Exchange Commission

Division of Corporation Finance

January 15, 2014

1.	We note the additional disclosures you provided in response to comment 4 in our letter dated January 7, 2014. Please expand this disclosure to provide investors with quantified information for your anticipated sources of cash flow for the next 12 months. As previously requested, please provide a discussion and analysis of your anticipated uses of cash flows for the next 12 months, which should include quantified information. For any sources or uses of cash that materially differ from your historical cash flows, please provide investors an understanding as to why.

Response: In accordance with the Staff’s comment, the Company has revised and expanded its “Liquidity and Capital Resources” disclosure beginning on page 85.

Index to Consolidated Financial Statements, page F-1

Notes to Pro Forma Financial Statements, page F-6

2.	We note that you have included an adjustment to your fiscal year 2012 pro forma statement of operations to recognize the remainder of the stock-based compensation associated with the fiscal year 2010 awards due to the performance condition being met in connection with your offering. Please tell us your consideration of the guidance in Article 11-02(b)(5) of Regulation S-X regarding this adjustment. In this regard, Article 11-02(b)(6) of Regulation S-X requires the transaction that is the subject of an adjustment to have a continuing impact. It does not appear that the adjustment for the fiscal year 2010 stock-based compensation awards will have a continuing impact on your consolidated statement of operations.

Response: In accordance with the Staff’s Comment, the Company has expanded its disclosure beginning on page F-6 of the pro-forma financial statements to clarify that the 2010 share based expense is a one-time charge, and as such, is not included in the pro-forma financial statement. The Company has revised its disclosure beginning on page F-6 as follows (new text underscored):

“As noted in Footnote 1 and Footnote 14 of The New Home Company LLC financial statements, in fiscal year 2010 the Company issued share based units that vest at the earlier of a performance condition, such as a liquidity event, or over a four-year employment period. The Company has recorded compensation expense for these share based units over a four-year requisite service period in its historical financial statements. Upon the conversion of the Company from an LLC to a Delaware corporation and the consummation of an initial public offering, all unvested share based units will vest as the performance condition becomes probable. These share based units do not have a continuing impact on the consolidated statement of operations. Accordingly, the pro forma statement of operations does not reflect the effects of the acceleration of the compensation expense related to the vesting of the share based units upon an initial public offering. The remaining unrecognized compensation expense related to equity based units was $435,417 at September 30, 2013.”

Use of Proceeds, page 52

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Securities and Exchange Commission

Division of Corporation Finance

January 15, 2014

3.	We note your disclosure on page F-15 that the vested share based units will be converted to common stock of the Delaware corporation. Please disclose the number of shares the share based units will convert into and how you determined the conversion rate. If the conversion rate is stated in an agreement, please disclose this fact and ensure the agreement is filed as an exhibit to your Form S-1. Please refer to your response to comment 8 in our letter dated January 7, 2014.

Response: In accordance with the Staff’s Comment, the Company has expanded its disclosure on page F-15 of the consolidated financial statements. We respectfully submit to the Staff that the response to the above requested data is based on the assumption that the Company will realize an effective pricing of $16.00 per common share at the consummation of its initial public offering. The number of shares the vested share based units will convert into are determined in accordance with the terms of the LLC Operating Agreement from fiscal 2010, and the amendments thereto, which have been filed as Exhibit 3.3 to Amendment No. 8 to the S-1 in accordance with the Staff’s request. A calculation showing shares gained (lost) upon such conversion is attached to this correspondence. There is no “conversion rate” in the LLC Operating Agreement that determines the number of shares issuable in respect of the share based units, rather they are allocated in accordance with the distribution waterfall provided in section 2.3 of the Fourth Amendment to the LLC Operating Agreement (which sets forth amended section 7.1 of the LLC Operating Agreement).

The New Home Company LLC and The New Home Company Predecessor Financial Statements

1. Organization and Summary of Significant Accounting Policies, page F-13

Restatement, page F-15

4.	We note your responses to comments 6 and 7 in our letter dated January 7, 2014. Please provide us with a copy of the signed LLC/Operating Agreements from fiscal year 2010 that provides the details of the terms of the Promote. In this regard, we note your statements in your July 16, 2013 letter specifically stating that there are no vesting requirements associated with equity interests and your revised disclosure stating that after a reevaluation of the agreements, management has determined that there are service and performance based vesting conditions. As part of your response, please tell us the relevant sections of the agreements supporting your accounting.

Response: In accordance with the Staff’s Comment, the Company has filed a signed copy of the LLC Operating Agreement from fiscal 2010, and the amendments thereto, as Exhibit 3.3 to Amendment No. 8 to the S-1. Further, the Company has submitted as an attachment to this letter a signed copy of the current employment agreement for one of the executives who is entitled to a share of the Promote. The Company confirms to the Staff that all current employment agreements for the executives who are entitled to a share of the Promote are consistent.

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Securities and Exchange Commission

Division of Corporation Finance

January 15, 2014

We respectfully submit to the Staff that Section 12.3 on page 37 of the LLC Operating Agreement conditions up to one-half of the Promote upon continued service under the respective current employment agreements of one or more of the four executives holding the interests in TNHC Partners (the entity entitled to the Promote). Article I on page 9 of the LLC Operating Agreement provides the definitions of the terms “Percentage Interest” and “Promote”. Section I (b) of the current employment agreement states the term of employment required. Section 6 on page 4 of the current employment agreement states the various performance conditions applicable to the executive and, through the references in Section 12.3 of the LLC Operating Agreement, to the Promote.

*        *        *         *        *

4

Securities and Exchange Commission

Division of Corporation Finance

January 15, 2014

Thank you for your responsiveness in providing the comments in your letter dated January 14, 2014. The Company appreciates the consideration of the Staff in this regard. We believe that the proposed modifications to the Registration Statement are responsive to the Staff’s Comments. The Company would welcome the opportunity to discuss any questions that the Staff has in respect of the modifications or the responses set forth in this letter. The Company seeks to commence printing preliminary prospectuses and the marketing roadshow of its offering as soon as practicable. Please direct any further communications relating to this filing to the undersigned at (212) 839-5374.

Very truly yours,

/s/ J. Gerard Cummins

J. Gerard Cummins

cc:	H. Lawrence Webb
Edward F. Petrosky
Casey T. Fleck
Julian Kleindorfer

5

Exhibit to

Comment #3

Exhibit to Comment #3

PF Shares Outstanding

Retained by Current

Shareholders 8,636,250

Hypothetical Pre-IPO Shares gained

Pre-IPO Shares disregarding Post-IPO Shares (lost) from

Ownership % Promote with Promote(1) Promote

TNHC Partners 25% 2,159,063 3,302,500 1,143,437

TriCon 25% 2,159,063 1,777,612 (381,449)

Watt 25% 2,159,063 1,778,069 (380,994)

IHP 25% 2,159,063 1,778,069 (380,994)

Total Shares - Pre IPO

Shareholders 100% 8,636,252 8,636,250 -

(1) Allocated in accordance with the distribution waterfall provided in section 2.3 of the Fourth Amendment to the LLC Operating Agreement of the Company.

Exhibit to

Comment #4

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

H. Lawrence Webb

This AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into as of the 17th day of August, 2010 by and between TNHC Realty and Construction Inc., a Delaware corporation (“Employer”), The New Home Company LLC, a Delaware limited liability company (“New Home”) and H. Lawrence Webb, an individual (“Employee”).

A. Employee is a member of the Board of Managers of New Home.

B. New Home owns Employer.

C. Employer wishes to continue to employ Employee, and Employee wishes to continue such employment, on and subject to the terms, provisions, and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual agreements and promises contained herein, the parties hereto hereby agree as follows:

1. EFFECTIVE DATE AND TERM.

(a) Effective Date of Agreement. This Agreement shall become effective on August 18, 2010 (the “Effective Date”).

(b) Term of Employment. Employer hereby employs Employee, and Employee hereby accepts such employment, for a term of four (4) years, commencing as of the Effective Date, subject to earlier termination as hereinafter provided. At the expiration of the initial term of four (4) years, this Agreement shall renew automatically for successive one (1) year periods, subject to the termination provisions hereof, unless either party gives written notice to the other that this Agreement shall not be renewed at least sixty (60) days prior to the expiration of any term of employment. The initial term and any automatic renewal term shall be referred to collectively as the “Term.” Upon expiration or termination of this Agreement for any reason, Employee’s employment by Employer shall also be deemed terminated, without any further action or notice by either party.

2. POSITION AND DUTIES.

(a) Generally. Employee shall be employed as the Chief Executive Officer of New Home or in such other executive capacities as Employer’s Board of Directors (the “Board”) or New Home’s Board of Managers may determine from time to time, with the duties and powers customarily associated with such position, and shall perform such other duties pertaining to the business of Employer and/or New Home (“Employer’s Business”), as the Board or New Home’s Board of Managers may direct from time to time. Employee hereby agrees to provide services to and/or serve as an officer of any parent, subsidiary, or affiliate of Employer and/or New Home, as requested from time to time by the Board and/or the Board of Managers of New Home, without any additional salary or compensation. Without limiting the generality of the foregoing, the rights, duties and responsibilities of Employee shall include the following:

(i) To have the general supervision, direction and control of the Employer’s Business, subject to the direction and control of the Board;

(ii) To attend all meetings of the Land Committee of the Board of Managers of New Home;

(iii) To attend all meetings of the Board so long as Employee is a member of the Board;

(iv) To participate in any activities of Employer which are approved by the Board; and

(v) To perform such duties and carry out such projects as are from time to time authorized by the Board.

Employee acknowledges that New Home has no employees, and that New Home will be contracting with Employer for services to be performed for the benefit of New Home and its subsidiaries.

Notwithstanding the foregoing, Employee shall have no authority to act on behalf of Employer in a manner that is inconsistent with authorizations by the Board or this Agreement.

(b) Base of Operations. Employer shall provide Employee with an office and administrative support at Employer’s base of operations, which shall be within Orange County, California, as determined by the Board from time to time. It is understood and agreed that Employee may perform many of his duties for Employer from a location other than Employer’s base of operations.

(c) No Outside Restrictions. Employee represents and warrants to Employer that (i) he is not a party to or otherwise obligated under any contract with a former employer or with any other person which in any way prohibits him from being employed by Employer or purports to restrict the type of services to be performed or type of information or knowledge to be used by him under this Agreement, and (ii) he is not obligated under any contract or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of his best efforts to promote the interests of Employer or that would conflict with Employer’s existing or proposed business known to him.

(d) Exclusivity. Employee shall not provide services of any type within or without Employee’s area of expertise to any person or entity other than Employer during his employment by Employer, without the prior written consent of Employer; provided, however, no consent shall be required for (i) charitable, trade association, professional education, or other noncompensated activities which do not interfere with Employee’s ability to perform his duties for Employer, (ii) management of Employee’s passive investments in either a publicly-traded or privately held company, so long as Employee owns no more than ten percent (10%) of the equity of such company, or (iii) any activities and/or investments in which Employee is currently involved (which are identified on Schedule “A” attached hereto), which Employee may continue on the same basis as prior to the Effective Date. Notwithstanding the foregoing, Employee shall promptly disclose to the Board any activities which compete or may be perceived to compete with the Employer’s land development, homebuilding, or related businesses (including passive investments).

(e) Indemnification. Employer and New Home hereby agree to jointly indemnify, defend and hold harmless Employee from and against all claims, losses, damages, costs, expenses, demands, liabilities, obligations, liens, encumbrances, rights of action and attorneys’ fees (“Claims”) which may arise in the performance by Employee of his duties hereunder or in his capacity as an officer of Employer or New Home or of any subsidiary or affiliate of Employer and/or New Home in good faith, without gross negligence or willful misconduct, and in accordance with this Agreement. Employer agrees to maintain directors and officers insurance, on terms and conditions that are commercially reasonable, to provide insurance coverage for Employee’s acts and omissions under this Agreement, provided that such insurance is available to Employer at commercially reasonable rates.

(f) No Liability. Employee shall not be liable to Employer and/or New Home for any act performed, or omitted to be performed, by him in the conduct of his duties as Employee or as an officer of Employer or New Home or of any subsidiary or affiliate of Employer and/or New Home if such act or omission is within the scope of the authority of Employee under this Agreement, is performed or omitted in good faith and reasonably believed by Employee to be in the best interest of Employer and/or New Home, and is otherwise in compliance with this Agreement.

3. NECESSARY SERVICES.

(a) Performance of Duties. Employee hereby agrees that he will at all times faithfully, industriously and to the best of his ability, experience and talents, perform to the reasonable satisfaction of Employer all of the duties that may be assigned to him hereunder.

(b) Devotion of Time. During the Term, except during periods of vacation or personal time off permitted by Section 5(a) and (b), below, and except as provided in Section 2(d), above, Employee shall devote such time, energy, expertise and best efforts as is reasonably necessary for the performance of his duties hereunder. Employee shall also act in conformance with the rules and regulations of Employer not inconsistent with this Agreement, some of which may from time to time be contained in an employee handbook or other notices to employees. Neither an employee handbook nor other notices to employees constitutes a part of this Agreement, but are meant only as guidelines for management and may be varied or altered at any time by Employer without notice. Employee shall perform his duties during regular business hours on weekdays (Monday through Friday) established by Employer. He shall also use reasonable efforts to be available to perform his duties on Saturdays and Sundays and before or after regular business hours without additional compensation, to the extent reasonably necessary to fulfill his responsibilities to Employer.

4. COMPENSATION. Subject to such deductions and withholdings as Employer may from time to time be required to make pursuant to applicable law, governmental regulation or order, and any other compensation expressly provided for elsewhere in this Agreement, Employer agrees to pay compensation to Employee during the Term, and Employee agrees to accept same as payment in full for all services rendered by him to or for the benefit of Employer, as hereinafter provided.

(a) Base Salary. Except as provided below, during the Term of this Agreement, Employer shall pay Employee an annual base salary (the “Base Salary”) of Three Hundred Fifty Thousand Dollars ($350,000.00) with payments made in equal installments in conjunction with the Employer’s regular payroll. At such time that the Board conducts its annual review of the salaries of its other senior level employees, the Board shall review the Base Salary and may elect, in its sole and absolute discretion, to increase the Employee’s Base Salary.

(b) Incentive Compensation. The Board will establish an incentive compensation program in which Employee will participate. The terms of the program and the level of Employee’s participation will be as determined by the Board of Managers of New Home.

5. OTHER BENEFITS. In addition to the compensation set forth above, Employee shall be entitled to the following benefits:

(a) Vacation. Employee shall be entitled to six (6) weeks of vacation per employment year (accrued ratably during each employment year), for vacation and other personal time off work in addition to national or other holidays chosen by Employer as holidays for all employees; provided, however, that the Board may grant Employee additional vacation and/or other personal time off in accordance with the Employer’s policies applicable to similarly situated employees. Any accrued but unused vacation or personal time may be carried forward into subsequent employment years; provided, however, that no vacation or personal time shall be earned or accrued if the accrued but unused time available to Employee exceeds a total of nine (9) weeks.

(b) Sick Leave. Employee shall be entitled to sick leave and personal leave with pay in accordance with the Employer’s policies as in effect from time to time.

(c) Benefit Plans. Employee shall be entitled to participate in Employer’s pension, 401(k), insurance or other employee benefit plan as may be in effect from time to time, to the extent Employee qualifies for participation in such plans, including, without limitation, medical reimbursement, or other “cafeteria” plans, programs of life and medical insurance, long term disability insurance, and excused leaves of absence.

6. TERMINATION.

(a) Termination by Employer for Cause. Employer shall have the right to terminate Employee’s employment and this Agreement immediately for cause upon occurrence of any of the following events, each of which shall be deemed an “Employer Termination for Cause”:

(i) Except as provided below, effective immediately, upon the occurrence of any act or omission by Employee constituting fraud, gross negligence, willful misconduct, or a breach of Employee’s “duty of due care” to Employer or its subsidiaries. A breach of Employee’s “duty of due care” means a failure to act in good faith, in the best interests of the

Employer, for the exclusive benefit of the Employer, in compliance with the terms of this Agreement, and with the care, skill, prudence and diligence (including diligent inquiry) under the circumstances then prevailing that a prudent real estate professional experienced in such matters would use in the conduct of an enterprise of like character with like aims.

(ii) Except as provided below, effective immediately, if the Employee engaged in conduct which materially violated the written internal procedures or policies of Employer or its subsidiaries that are in effect on the Effective Date or any reasonable new or amended written internal procedures or policies of Employer or its subsidiaries adopted after the Effective Date.

(iii) Effective immediately, if the Employee engaged in conduct which breached his fiduciary duty, including, without limitation, engaging in a conflict of interest or self-dealing as an employee of Employer or its subsidiaries.

(iv) Except as provided below, effective immediately, upon the breach by Employee of any material term or condition of this Agreement.

(v) Effective immediately, if at any time during the Term, Employee is convicted of any felony.

Prior to Employer’s termination of Employee’s employment pursuant to Section 6(a)(i) in the case of gross negligence or breach of the Employee’s duty of due care (but not in the case of fraud or willful misconduct), or 6(a)(ii), or 6(a)(iv) hereof, Employer shall have first given Employee advance written notice of such breach, default, or matter, describing in detail the nature of the breach, default, or matter and the related facts, and provided, further, that Employee shall have failed to cure such breach, default, or matter prior to the expiration of thirty (30) days from receipt of the notice, and provided, further, that if such breach, default, or matter is of a nature that cannot be cured within such thirty (30) day period that Employee commences such cure within such thirty (30) day period and diligently and continuously pursues such cure to completion, such additional period for completion not to exceed sixty (60) days. If Employee shall have cured such breach, default, or matter prior to the expiration of such applicable time period, then Employer shall not be entitled to terminate Employee’s employment (or this Agreement) on the basis of Employee’s breach, default, or matter. The effective date of termination in such case shall be the last day of the aforementioned thirty (30) day period, or, if the breach, default, or matter is of a nature that cannot be cured within such thirty (30) day period, the last day of the aforementioned sixty (60) day period.

(b) Termination by Employer for an Approved Reason. Employer shall have the right to terminate Employee’s employment and this Agreement immediately upon the occurrence of any of the following events, each of which shall be deemed an “Employer Termination for an Approved Reason”:

(i) Upon the death or “Permanent Disability” of Employee. For purposes of this Agreement, the term “Permanent Disability” shall mean disability due to physical or mental illness, accident, or otherwise which either (choosing the earlier of the following to occur): (a) renders the disabled Employee unable to perform substantially all of his significant and material duties for Employer for either a period of more than ninety (90) consecutive days at any time or a total of one hundred eighty (180) days in any twenty-four (24) month time period, or (b) in the opinion of both the physician treating the disabled Employee and the physician selected by the Employer (without the involvement of the disabled Employee in the selection process) to evaluate and opine on the condition of the disabled Employee, the disabled Employee is or will be unable to perform substantially all of his significant and material duties for the Employer for either of the afore-described time periods. The certification of each of the foregoing physicians as to the question at issue shall be final, binding, non-contestable and non-appealable by the parties hereto.

(A) For purposes of the physicians’ certification, Employee hereby voluntarily waives any physician-patient privilege that may exist and Employee authorizes physicians and psychiatrists to examine him and disclose his condition in order to determine his incapacity for purposes of this Agreement.

(B) For purposes of determining Employee’s capacity or incapacity, Employee hereby voluntarily agrees that all of Employee’s individually identifiable health information and medical records may be released to the Employer, including any written opinion or certification relating to Employee’s capacity or incapacity that the Employee may have requested. This release authority applies to any information governed by the Health Insurance Portability and Accountability Act of 1996 (aka HIPAA), 42 U.S.C. § 1320d and 45 C.F.R. §§ 160-164.

(C) Employee authorizes any physician, health care professional, dentist, health plan, hospital, clinic, laboratory, pharmacy or other covered health care provider, any insurance company and the Medical Information Bureau Inc. or other health care clearinghouse that has provided treatment or services to the Employee, or that has paid for or is seeking payment from the Employee for such services (collectively, “Health Care Providers”), to give, disclose and release to Employer, without restriction, all of the Employee’s individually identifiable health information and medical records regarding any past, present or future medical or mental health condition, including all information relating to the diagnosis and treatment of HIV/AIDS, sexually transmitted diseases, mental illness and drug or alcohol abuse. In connection herewith, Employee agrees to provide to any of Employee’s Health Care Providers any other written HIPAA release documents requested by such Health Care Provider.

(D) Employee agrees to execute and deliver a HIPAA Authorization in the form attached hereto as Attachment “1” in favor of Employer upon execution of this Agreement.

(E) In connection with the aforesaid HIPAA Authorizations, Employee and Employee’s estate, heirs and successors and assigns release, indemnify and hold harmless Employee’s Health Care Providers providing information at the request of Employer from any loss suffered, or liability incurred, by such Health Care Provider acting in accordance with the request of Employer to disclose or release any information described herein.

The effective date of termination under Section 6(b)(i) shall be the date of death or Permanent Disability as hereinbefore defined.

(c) Termination by Employer Without Cause. Notwithstanding any other provisions of this Agreement, Employer may terminate Employee’s employment and this Agreement without cause, for any reason or for no reason at all, at any time by giving written notice to Employee. Such termination shall be effective immediately on the giving of such notice or upon some other date specified in such notice. Termination of Employee’s employment by Employer for any reason other than Employer Termination for Cause or Employer Termination for an Approved Reason shall be deemed “Employer Termination Without Cause.” Upon an Employer Termination Without Cause, Employer shall be obligated to pay Employee a severance payment based on Employee’s then current Base Salary. The amount of such severance will be as determined by the Board of Managers of New Home, but will be commensurate with industry standard.

(d) Termination by Employee Without Cause. Employee may terminate Employee’s employment and this Agreement at any time without cause, for any reason or for no reason at all, provided that Employee shall have first given Employer at least sixty (60) days advance written notice of his intention to so terminate his employment. The effective date of termination in such case shall be the last day of the aforementioned sixty (60) day period or the actual termination date, whichever is later. Termination under this Section 6(d) (which shall be applicable to any termination by Employee for any reason other than an Employee Termination for Good Reason or an Employee Termination Based on Retirement) shall be deemed an “Employee Termination Without Cause.”

(e) Termination by Employee for Good Reason. Employee shall have the right to terminate Employee’s employment and this Agreement immediately for cause upon occurrence of any of the following events, each of which shall be deemed an “Employee Termination for Good Reason”:

(i) At any time upon the commission by Employer of a material breach of this Agreement, provided that Employee shall have first given Employer at least thirty (30) days’ advance written notice of such breach, describing in detail the nature of the breach and the related facts, and provided further that Employer shall have failed to cure said breach prior to the expiration of such thirty (30) day time period, and provided, further, that if such default is of a nature that cannot be cured within such thirty (30) day period that Employer commences such cure within such thirty (30) day period and diligently and continuously pursues such cure to completion, such additional period for completion not to exceed sixty (60) days. If Employer shall have cured such breach prior to the expiration of such applicable time period, then Employee shall not be entitled to terminate his employment (or this Agreement) on the basis of Employer’s breach. The effective date of termination in such case shall be the last day of the aforementioned thirty (30) day period, or, if the default is of a nature that cannot be cured within such thirty (30) day period, the last day of the aforementioned sixty (60) day period.

(ii) Upon the death or Permanent Disability of Employee.

(iii) A substantial reduction without Employee’s consent in the compensation and benefits in the aggregate from the compensation and benefits in effect for Employee immediately prior to the time of such reduction (excluding (I) with respect to benefits, reductions that apply to all similarly situated employees, (II) in the case of incentive benefits that are based on the performance of Employee or Employer, reductions in benefits resulting from diminished performance by Employee or Employer, and (III) reductions made pursuant to or in accordance with this Agreement).

(iv) A substantial reduction of Employee’s duties or responsibilities in the aggregate.

(v) Any change in the location of Employee’s office outside of Orange County that would reasonably require Employee to relocate his residence.

(vi) Following a “Change in Control” (as hereinafter defined), provided, however, that Employee gives notice of such termination within 120 days following such Change in Control. For purposes of this Agreement, Change in Control shall mean:

(a) There is a sale (by merger, consolidation, reorganization, public or private offering or otherwise) of 50% or more of the profits ownership of New Home to an unaffiliated third party;

(b) There is a sale, transfer, or other disposition of all or substantially all of the assets of New Home to an unaffiliated third party; or

(c) In the event TNHC Partners LLC shall cease to be a Member of New Home for any reason.

(f) Termination By Employee Based on Retirement. Employee shall have the right to terminate Employee’s employment and this Agreement immediately based on Employee’s “Retirement.” For purposes of this Agreement, “Retirement” shall mean the Employee’s retirement from the Employer any time after the Employee has served with the Employer for four (4) consecutive years following the Effective Date.

(g) Acknowledgment. Employee acknowledges that if his employment terminates pursuant to the various events of termination described in this Section 6, there may be economic consequences to him under the terms of the Limited Liability Company Agreement for New Home, as amended from time to time, and the Buy/Sell Agreement for TNHC Partners LLC entered into as of August 26, 2009, as amended from time to time.

(h) Return of Employer’s Property. If Employee’s employment is terminated for any reason whatsoever, Employee will immediately surrender and turn over to Employer all lists, books and records of, or relating to, Employer’s Business conceived, made or developed during the course of his employment, and all other property belonging to Employer, including, without limitation, “Employer’s Information” (as such term is defined in Section 8(a) hereof), which are in the possession or under the control of Employee, it being understood and agreed that all such lists, books and records, and other documents, are the property of Employer.

7. EXPENSES. Employer shall reimburse Employee for all out-of-pocket expenses reasonably and necessarily incurred by Employee in the performance of his duties hereunder, subject to such written guidelines and/or requirements for verification as Employer may establish from time to time.

8. CONFIDENTIALITY AND OTHER MATTERS.

(a) Confidential Information. Except as otherwise provided in this Agreement or to the extent Employee reasonably and in good faith believes disclosure (i) is necessary for him to fulfill his functions hereunder, or (ii) otherwise promotes the interests of Employer, during the Term Employee shall keep in strictest confidence any trade secrets or other confidential or proprietary information of Employer including, without limitation, client, customer, investor, contractor, land owner, project developer or potential property acquisition target lists, identities, contacts, business and financial information, investment, development, construction, risk minimization and marketing strategies, details of project feasibility studies, market analysis or financing arrangements, computer software, passwords, programs and data conceived, made or owned by Employer or any of its employees (“Employer’s Information”). Irrespective of the foregoing, Employee agrees not to divulge any information designated by the Board as confidential. During the Term, Employee shall make available and disclose all such Employer’s Information to Employer upon request and without charge.

The restrictions of this Section 8(a) shall apply regardless of whether such Employer’s Information is in written, graphic, recorded, photographic, data, digital or any machine readable form.

During the Term, and at all times thereafter, Employee shall not remove, or cause to be removed, from the premises of Employer, copies of any Employer’s Information, except in furtherance of his duties under the Agreement. Promptly after the termination of the employment of Employee, Employee shall deliver to Employer all copies of Employer’s Information in his possession or control.

(b) Non-Solicitation of Employees. Employee acknowledges and agrees that important factors in Employer’s Business and operations are the loyalty and goodwill of its employees, including key employees. Accordingly, during the Term of this Agreement and for a period of two (2) years following the termination of Employee’s employment, Employee agrees he will not, and will not permit his affiliates to, directly or indirectly solicit, encourage, entice, or cause any employee of Employer or any of its parents, subsidiaries, or affiliates (excluding secretarial and clerical employees) to terminate his employment with Employer or, as applicable, any of its parents, subsidiaries, or affiliates. In addition, for a period of one (1) year following the termination of Employee’s employment. Employee agrees he will not, and will not permit his affiliates to, directly or indirectly employ any person who was employed by Employer (or its parents, subsidiaries, or affiliates) (excluding secretarial and clerical employees) at any time during the twelve (12) month period preceding the termination of Employee’s employment.

(c) Survival of Covenant. The provisions of this Section 8 shall survive termination of this Agreement. The covenants of Section 8 shall be construed as independent of any of the other provisions contained in the Agreement and shall be enforceable regardless of whether the Employee has a claim against the Employer or any of its affiliates based on this Agreement or otherwise.

9. REMEDY FOR BREACH. Employee acknowledges that the services to be rendered by him hereunder, and his covenants hereunder to provide exclusive services, to turn over and disclose to Employer any of Employer’s Information, to refrain from soliciting or hiring any employees of Employer, and all other agreements and covenants described in Section 8 of this Agreement are of a special, unique and extraordinary character, which gives this Agreement a peculiar value to Employer, the loss of which cannot be reasonably or adequately compensated for in damages in an action at law, and a breach by Employee of any of such provisions will or could cause Employer irreparable injury. It is, therefore, expressly acknowledged and agreed that this Agreement, and specifically including the aforementioned provisions, may be enforced by Employer by preliminary and permanent injunction and other equitable remedies. Such relief shall not be exclusive, but shall be in addition to any other rights or remedies Employer may have for such breach.

10. MISCELLANEOUS.

(a) Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and the successors and assigns of Employer; provided, however, that it is understood and agreed that the services to be rendered and the duties to be performed by Employee hereunder are of a special, unique and personal nature and that it would be difficult or impossible to replace such services. By reason thereof. Employee may not assign or delegate either the benefits, duties or obligations (or any part thereof) under this Agreement; provided, however, that Employee may assign the benefits described in Section 5, above, for estate planning purposes to a family limited partnership, family trust or other estate planning vehicle (each an “Estate Planning Vehicle”); provided, however, that (A) following such transfer, the Estate Planning Vehicle shall continue to be controlled (both as to day to day and major decisions) by Employee; and (B) any such transfer shall only be to an Estate Planning Vehicle in which all of the beneficial or equitable interests thereof are held by immediate family members of Employee, other than interests held by a third party to manage, administer or act as trustee or fiduciary with respect to the Estate Planning Vehicle, provided that under no circumstances shall such third party interest in the Estate Planning Vehicle exceed 2%; provided, further, that the Estate Planning Vehicle transferee shall take title to the interest in such benefits on and subject to the terms and conditions of this Agreement. For purposes hereof, the term “immediate family member” of a person means any spouse, child, grandchild or other direct lineal descendant of Employee.

(b) General Relationship. Withholding, and Payment. Employee shall be considered an employee of Employer within the meaning of all federal, state and local laws and regulations, including, but not limited to, laws and regulations governing unemployment insurance, workers’ compensation, industrial accident, labor and taxes. In addition to Employer’s right to withhold and deduct all state, federal, and local income taxes and charges required to be withheld in connection with any and all payments made to Employee pursuant to this Agreement, if Employee receives any compensation pursuant to this Agreement in the form of any property other than cash, Employee shall be required to pay to Employer in cash (as a condition to his receipt of the compensation payable in the form of property other than cash) an amount of withholding taxes and charges that would have been withheld by Employer as the minimum required withholdings if such compensation had been paid by Employer to Employee all in cash.

(c) Notices. Unless otherwise specified in this Agreement, all notices, demands, elections, requests or other communications that any party to this Agreement may desire or be required to give hereunder shall be in writing and shall be given by hand, by depositing the same in the United States mail, first class postage prepaid, certified mail, return receipt requested, by facsimile transmission with delivery of an original thereafter by any other method provided by this Section 10(c), or by a recognized overnight courier service providing confirmation of delivery, addressed as follows:

If to Employer, at its principal place of business:

TNHC Realty and Construction Inc.

95 Enterprise, Suite 325

Aliso Viejo, CA 92656

Fax: (949) 382-7801

If to Employee:

H. Lawrence Webb

96 Archipelago

Newport Beach, CA 92657

Fax: (949) 645-0156

Either party may change his or its address by written notice in accordance with this Section.

All notices given pursuant to this Section 10(c) shall be deemed to have been given (i) if delivered by hand on the date of delivery or on the date delivery was refused by the addressee, (ii) if delivered by United States mail or by overnight courier, on the date of delivery as established by the return receipt or courier service confirmation (or the date on which the return receipt or courier service confirms that acceptance of delivery was refused by the addressee) or (iii) if delivered by facsimile, on the date of delivery thereof.

(d) Time. Time is hereby declared to be of the essence hereof.

(e) Third Parties. Nothing contained in this Agreement is intended to confer on any person or entity other than the parties hereto, or their respective successors or assigns, any rights, claims, remedies, obligations or liabilities, except as expressly set forth elsewhere in this Agreement.

(f) Waiver. Any failure or delay by any party hereto to insist upon the strict performance of any term, condition, covenant or agreement of this Agreement, or to exercise any right, power or remedy hereunder or consequence upon a breach hereof, shall not constitute a waiver of any such term, condition, covenant, agreement, right, power or remedy or of any such breach or preclude said party from exercising such right, power or remedy at any later time or times.

(g) Remedies. No right, power or remedy herein conferred upon or reserved to any of the parties hereto is intended to be exclusive of any other right, power or remedy or remedies, and each and every right, power and remedy of any party hereto pursuant to this Agreement or now or hereafter existing at law or in equity or by statute or otherwise shall, to the extent permitted by law, be cumulative and concurrent, and shall be in addition to every other right, power or remedy pursuant to this Agreement, or now or hereafter existing at law or in equity or by statute or otherwise, and the exercise by any party hereto of any one or more of such rights, powers or remedies shall not preclude the simultaneous or later exercise by said party of any or all such other rights, powers or remedies.

(h) Effectiveness. Any provision (or part thereof) of this Agreement which is prohibited or unenforceable in any jurisdiction or under any circumstance shall as to such jurisdiction or circumstance be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction or under any other circumstance.

(i) Governing Law. This Agreement shall be construed, interpreted and enforced under and in accordance with, and governed by, the laws of the State of California applicable to agreements made and to be performed in such State, without respect to its conflicts of laws principles.

(j) Number and Gender. Words in the singular shall include the plural, and words in a particular gender shall include either or both additional genders, when the context in which such words are used indicates that such is the intent.

(k) Effect of Headings. The titles or headings of the various Sections hereof are intended solely for convenience of reference and are not intended and shall not be deemed to modify, explain or place any construction upon any of the provisions of this Agreement.

(l) Counterparts. This Agreement may be executed in one or more counterparts by the parties hereto. All counterparts shall be construed together and shall constitute one and the same agreement.

(m) Other Representations; Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersedes all other prior written and oral, and all contemporaneous oral commitments, agreements, arrangements or understandings, between the parties with respect thereto and the subject matter thereof, except as provided in this subsection. This Agreement supersedes all previous verbal and written employment agreements between the parties, including, but not limited to, that certain Employment Agreement between Employee, Employer, and New Home entered into as of August 26, 2009 (the “2009 Agreement”) (except any provisions of such 2009 Agreement which by their terms survive and the provisions of sections 2(e) and (f) and 10(h) of such 2009 Agreement). No representations, promises, or inducements have been made to the undersigned parties, or any of them, other than those which appear in this Agreement.

(n) Disputed Matters.

(i) Procedure. It is the desire and intention of the parties to agree upon a mechanism and procedure under which any controversy, breach or dispute (a “Dispute”) arising out of this Agreement or relating to the interpretation of any term or provision of this Agreement will be resolved in a prompt and expeditious manner, as hereinafter provided.

(ii) Mediation. The parties shall first try in good faith to settle the Dispute by mediation pursuant to the provisions set forth below. Either party may initiate mediation. The party commencing the mediation shall first give a written notice (a “Mediation Notice”) to the other party setting forth the nature of the Dispute. The mediation shall be administered by JAMS under its Employment Mediation Rules. If the parties cannot agree on the selection of a mediator within twenty (20) days after receipt of the Mediation Notice, the mediator shall be selected in accordance with the JAMS procedure. If the Dispute or any part thereof has not been resolved by mediation as provided above within sixty (60) days after selection of the Mediator, or if a party fails to participate in mediation, the Dispute shall be determined by a reference proceeding pursuant to the provisions of the California Code of Civil Procedure §§638-645.1, inclusive (including the rules governing evidence and discovery).

(iii) Referee. The parties shall agree upon a single referee (which shall be selected from JAMS) who shall then try all issues, whether of fact or law, and report a finding and judgment thereon. If the parties are unable to agree upon a referee within thirty (30) days of a written request to do so by any party, then any party may thereafter seek to have a referee appointed pursuant to the California Code of Civil Procedure §§638 and 640.

(iv) Cooperation. The parties shall promptly and diligently cooperate with one another and the referee, and shall perform such acts as may be necessary to obtain a prompt and expeditious resolution of the dispute or controversy in accordance with the terms hereof.

(v) Decision. The parties agree that the referee shall have the power to decide all issues of fact and law and report such referee’s decision thereon, and to issue all legal and equitable relief appropriate under the circumstances of the controversy before such referee.

(vi) Cost. The cost of such proceeding shall initially be borne equally by the parties which are parties to the proceeding; however, the referee shall have the power to order Employer to pay a greater portion of the cost in the interests of justice.

(o) Computation of Periods. All periods of time referred to in this Agreement shall include all Saturdays, Sundays and California or national holidays, unless the period of time specifies business days, provided that if the date or last date to perform any act or give any notice with respect to this Agreement shall fall on a Saturday, Sunday or California or national holiday, such act or notice may be timely performed or given on the next succeeding day which is not a Saturday, Sunday or California or national holiday.

(p) Amendment. Neither this Agreement nor any term or provision hereof may be changed, waived, discharged or terminated orally, or in any manner other than by an instrument in writing signed by the party against such or against whom the enforcement of the change, waiver, discharge or termination is sought.

(q) Words Deriving From Here. Whenever in this Agreement the words “herein,” “hereunder,” “hereof,” or any other word whose derivation is from “here” shall be used with reference to any part of this Agreement, such reference shall mean the entire Agreement, and not any particular or specific article, paragraph, section, subsection, or subparagraph.

(r) Legal Representation and Construction. Each party hereto has been represented by legal counsel in connection with the negotiation and drafting of this Agreement. The parties acknowledge that each party and its counsel have reviewed and revised this Agreement, and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

(s) Agreement to Perform Necessary Acts. Each party hereto hereby agrees to perform any further acts and execute and deliver any further documents which may be reasonably necessary or otherwise reasonably required in order to carry out and perform the transactions contemplated under this Agreement.

(t) Confidentiality. Each party agrees to maintain in confidence, the terms and conditions of this Agreement and shall not disclose them to a third party, except as required or permitted by law (including, but not limited to, California Labor Code Section 232), or to the parties’ accountants, attorneys, advisors and lenders, or in connection with Employer’s or Employee’s activities under this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first hereinabove set forth.

EMPLOYEE:

/s/ H. Lawrence Webb
H. LAWRENCE WEBB

EMPLOYER:

TNHC Realty and Construction Inc., a Delaware corporation

By:	/s/ Wayne J. Stelmar
Name:	Wayne J. Stelmar
Title:	Chief Financial Officer

By:	/s/ Thomas Redwitz
Name:	Thomas Redwitz
Title:	President

NEW HOME:

The New Home Company LLC, a Delaware limited liability company

By:	/s/ H. Lawrence Webb
H. LAWRENCE WEBB, Manager

By:	/s/ Wayne J. Stelmar
WAYNE J. STELMAR, Manager

By:	/s/ Joseph D. Davis
JOSEPH D. DAVIS, Manager

By:	/s/ Thomas Redwitz
THOMAS REDWITZ, Manager

Attachment “1”

Limited HIPAA Authorization For Disclosure and Use of Information

Related to Determination of Capacity or Incapacity

ARTICLE ONE: General Provisions.

For the purpose of inducing any individual, organization, or entity (including, but not limited to any physician, hospital, nursing home, insurer, or other party, all of whom will be referred to in this Article as a “person”) to act in accordance with the instructions of my agents as authorized in this document, I hereby represent, warrant and agree that:

A. HIPAA Release Authority Limited To Capacity and Incapacity Determinations. When in the process of determining my capacity or incapacity, all individually identifiable health information and medical records may be released to the following person:

Such medical records shall include any written opinion relating to my capacity or incapacity that the persons so nominated may have requested. This provision applies even if any of such persons has not yet been appointed my Agent.

B. HIPAA Release Authority. For the limited purpose designated in Paragraph A, I intend for each of the persons designated above to act as my agents (collectively, “my Agents”) to be treated as I would be with respect to my rights regarding the use and disclosure of my individually identifiable health information or other medical records. This release authority applies to any information governed by the Health Insurance Portability and Accountability Act of 1996 (aka HIPAA), 42 U.S.C. § 1320d and 45 C.F.R. §§ 160-164 and California law.

(1) I hereby authorize any covered entity including, by not limited to, any physician, health care professional, dentist, health plan, hospital, nursing home, clinic, laboratory, pharmacy or other covered health care provider, any insurance company and the Medical Information Bureau Inc. or other health care clearinghouse that has provided treatment or services to me, or that has paid for or is seeking payment from me for such services (collectively, “Health Care Providers”), to give, disclose and release to each of my Agents, without restriction and at such Agent’s request, all of my individually identifiable health information and medical records regarding any past, present or future medical or mental health condition, including but not limited to, any and all information relating to the diagnosis and treatment of HIV/AIDS, sexually transmitted diseases, mental illness (including information contained in mental health records protected by the Lanterman-Petris-Short Act) and drug or alcohol abuse.

(2) The authority given to each of my Agents hereunder shall supersede any prior agreement that I may have made with any of my Health Care Providers to restrict access to or disclosure of my individually identifiable health information.

(3) The authority given to each of my Agents hereunder has no expiration date and shall expire with respect to any of my Health Care Providers only in the event that I revoke the authority in writing and deliver it to such Health Care Provider.

(4) I understand that:

(a) I may revoke this authorization at any time by written notice to the covered entity;

(b) The covered entity may not condition treatment, payment, enrollment, or eligibility for benefits on whether I sign an authorization unless the law allows conditions;

(c) I have a right to a copy of this authorization; and

(d) Under California law, all recipients of protected health information may not re-disclose it except as required or permitted by law.

Effective September 1, 2009	/s/ H. Lawrence Webb
H. Lawrence Webb

Schedule “A”

(Current Activities/Investments)

Real Estate Advisory Board for Stoneridge Capital Partners